November 30, 2015

VIA EDGAR

Ms. Karen Rossotto
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:     American Century Investment Trust (the “Registrant”)
(File Nos. 33-65170; 811‑07822)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on November 2, 2015 regarding Post-Effective Amendment Number 54, filed September 18, 2015, to the Registrant’s registration statement for the U.S. Government Money Market Fund (previously Premium Money Market Fund), hereinafter, the “Fund”. For your convenience, we restate each of your comments prior to our responses.

1.	Please confirm that the Fund’s name has been changed to U.S. Government Money Market Fund in EDGAR before the effective date of the registration statement.

Response: Confirmed.

2.	Are the “Other Expenses” in the fee table for the A and C Classes estimates?

Response: No, “Other Expenses” are generally considered a fund level expense, and because only the A and C Classes are new, not the Fund itself, the fee table reflects actual “Other Expenses” incurred by the Fund during the previous fiscal year.

3.	Does the Fund plan to invest in derivatives, and if so, how will they be valued and is there any limit to the amount the Fund may invest?

Response: The Fund does not intend to invest in derivatives.

4.	Please describe any specific risks associated with when-issued and forward commitment transactions.

Response: We believe the disclosure in the “Fund Summary” section adequately describes the Fund’s principal risks. Additional disclosure regarding the risks associated with when-issued and forward commitment transactions is available in the Fund’s Statement of Additional Information (“SAI”).

5.	In the “Purchase and Sale of Fund Shares” section, consider clarifying that the minimum purchase amount applies to all classes.

Response: In the prospectus we state, “Unless otherwise specified below, the minimum initial investment amount to open an account is $2,500 (2,000 for Coverdell Education Savings Accounts.)” We then proceed to explain that that amount may be different for purchasers buying through financial intermediaries or certain employer-sponsored retirement plans. We believe it is clear that the stated minimums apply regardless of class. We respectfully decline to make a disclosure change.

6.	Consider adding a more detailed explanation of when-issued and forward commitment transactions in the Item 9 strategy disclosure.

Response: We added the requested disclosure.

7.	We note that Fund may invest in other government money market funds. Is there a disclosable amount of AFFE involved in those investments?

Response: Investing in other government money market funds is not a principal investment strategy. We revised the disclosure accordingly and there is no disclosable AFFE.

8.	Consider adding risk disclosure about the historically low interest rate environment.

Response: We believe our disclosure, which specifically addresses the effects of rising interest rates, adequately describes the Fund’s risk. Therefore, we respectfully decline to make a change.

9.	Consider whether it is necessary in the “Account Maintenance Fee” section to specify that there is no account maintenance fee on A and C Class shares.

Response: The “Account Maintenance Fee” section clearly states that such fee only applies to Investor Class shares (and Institutional Class shares of American Century Diversified Bond Fund). Additionally, because the Shareholder Fee table expressly discloses that the maximum account maintenance fees on the A and C Classes are “none,” we do not believe such disclosure is required in the “Account Maintenance Fee” section. Accordingly, we respectfully decline to make any changes.

10.	In the “Multiple Class Information” section, ensure that the differences between the fees, expenses, and minimum investment amounts are outlined in the prospectus.

Response: We outline the fees, expenses, and minimum investment amounts in the prospectus. We revised this section to make it clear that there is not a difference in the minimum investment requirements between the classes.

11.
In the “Service, Distribution, and Administrative Fees” section, please describe what is meant by the sentence “The plans provide for the fund to pay annual fees . . . to the distributor for distribution and individual shareholder services, including past distribution services.”

Response: This language has been standard across our family of funds since 2004. Rule 12b-1 permits a fund to spread its distribution expenses over time. When a fund is closed to new investors, it may continue to pay 12b-1 fees to fulfill obligations for past distribution efforts. In addition, as explained in a later sentence, the fee may also be used to pay for individual shareholder services that are not related to prospective sales of the fund, and, subject to annual approval by the Fund’s board, the fund will continue to collect the payment even if the fund is closed to new investors.

12.	The SAI discloses the Fund’s weighted average maturity and weighted average life requirements. Consider adding this disclosure to the prospectus in response to Item 9.

Response: We added the requested disclosure.

13.	The SAI mentions variable-, floating-, and auction-rate securities. If any of these are part of the Fund’s principal strategy, please add disclosure to the prospectus.

Response: We added disclosure about variable rate demand notes.

14.	Please explain the change that the shareholders approved to the Fund’s fundamental policy on concentration.

Response: Prior to December 1, 2015, the Fund could invest more than 25% of its assets in securities of issuers in the financial services industry. As a government money market fund, the Fund may not concentrate its investments in securities of issuers in any particular industry (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities). At a meeting on October 5, 2015, the shareholders approved this change to the Fund’s fundamental policy on concentration.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above, please contact me at ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/Ashley L. Bergus

Ashley L. Bergus
Corporate Counsel